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                                                                  EXHIBIT (a)(5)


FOR IMMEDIATE RELEASE

                        SOURCE ANNOUNCES VOLUNTARY STOCK
                             OPTION EXCHANGE PROGRAM

         St. Louis, MO. (October 22, 2001) -- The Source Information Management Company, doing business as Source Interlink Companies (Nasdaq: SORC) today announced that it would offer a voluntary stock option exchange program for its employees. The offer will not be made to members of the Source Board of Directors or to its executive officers. Under the terms of the program, eligible employees will be able to exchange stock options with exercise prices greater than or equal to $8.00 per share for new options at the ratio of one new option for each one option tendered.

         "The Source grants stock options as part of its compensation program to attract and retain talent, as well as to motivate employees to continue to provide a high level of service to our customers, remain at the forefront of our industry, and grow the company," said S. Leslie Flegel, Source's Chief Executive Officer. "Stock options are a key element of a competitive compensation program in our industry where skilled employees continue to be in great demand."

         The new options are expected to be issued on or after the first business day that is at least six months and one day from the date of cancellation of the tendered options. The exercise price of the new options will be equal to the last reported sale price of Source's common stock on the Nasdaq National Market on the date of the grant. Approximately 516,860 options are eligible to be tendered under this program. This program will not subject the Company to variable accounting rules. More complete information concerning this program maybe found in the Schedule TO filed with the Securities and Exchange Commission.

         Some of the statements in this news release are forward looking and relate to anticipated future operating results. Future operating results may be impeded by single or combined events and/or circumstances that have not been presently anticipated. Forward-looking statements are based on Source management's current expectations and assumptions, which may be affected by a number of factors, including, without limitation, the significant percentage of sales consummated in the last few days of each calendar quarter making financial predictions difficult and raising a substantial risk of variance in actual results, the risks associated with changes in the Company's business strategy and focus, possible continued softness in the mainframe enterprise software market, competitive product introductions resulting from rapid technological advances, price competition, any failure or delay in the Company's ability to develop and introduce new products, uncertainty of customer acceptance of new products, seasonal factors affecting the Company's sales, the Company's ability to attract and retain qualified technical, sales, managerial and other key personnel, the Company's ability to manage expenses effectively, foreign currency risk, and other factors. Therefore, there can be no assurance that actual future results will not differ materially from anticipated results. Readers should refer to Source's disclosure documents filed with the Securities and Exchange Commission for specific details on some of the factors that may affect operating results.

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SOURCE INTERLINK COMPANIES

The Source Interlink Company, through its Interlink division, is the leading National and International Direct Distributor of magazines to major book chains, independent retailers, and secondary retail outlets. Distribution includes more than 6,000 magazine titles to over 10,400 retail outlets domestically and in 68 countries internationally. A partial list of its major customers includes Barnes& Noble, B. Dalton booksellers, Borders, Waldenbooks, Babbages, Hastings Book, Music & Video and Tower Magazines/MTS, Inc. Interlink also supplies distribution to the Secondary Distribution Network, a vibrant market which totals, in aggregate, net billing at retail, in excess of $250 million. Its 40% market share represents service to over 350 wholesalers who sell to over 35,000 retailers with 1,600 magazine titles on behalf of over 160 publishers.

The Company is also the leading provider of information and management services for retail magazine sales to U.S. and Canadian retailers and magazine publishers. Source Interlink is the category leader at the checkout counter. This service includes the design, manufacturing, shipping through its freight company, salvage of old fixtures and billing and collection of rebates paid by front-end vendors. These checkout counters are located in over 100,000 stores in North America and have a customer count of approximately 500 million consumers per week. From its core businesses, industry knowledge and relationships with retailers, publishers and vendors of mass merchandise products, Source Interlink has developed its ICN website that offers retailers and publishers proprietary information, a forum for communication, and e-commerce. Additional information is available at the Company's website, http://icn.sorc-info.com/.

                                      # # #

This release contains certain forward-looking statements and information relating to Source Interlink that is based on the beliefs of Source Interlink's management, as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of the Company with respect to future events and are subject to certain assumptions, including those described in this Release. Should one or more of these underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements prior to announcement of its fiscal 2002 results.


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